U.S. COMMERCIAL CORP., S.A.B. DE C.V. SUPPL

January 9, 2007

Securities and Exchange Commi[redacted]
Office of International Corporate Fi[redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07020219

Reference: U.S. Commercial Corp., S.A.B. de C.V.
File Number: 82-34669

Attached, please find the English version of the Summary of the agreements adopted by the Extraordinary Shareholders General Assembly of U.S. Commercial Corp., S.A. de C.V., held on December 27, 2006.

We are sending this information on behalf of U.S. Commercial Corp., S.A.B. de C.V. as required in rule 12g3-2b.

Sincerely.

Lic. Alejandro Archundia Becerra
Attorney in fact

PROCESSED
JAN 1 6 2007
THOMSON
FINANCIAL

CORPORATE NAME:
US COMMERCIAL CORP, S.A. DE C.V.

AGREEMENTS:

1. MAINLY TO ADAPT THE TEXT OF SEVERAL ARTICLES OF THE CORPORATION BY-LAWS TO THE APPLICABLE PROVISIONS OF THE SECURITY MARKET ACT PUBLISHED IN THE OFFICIAL JOURNAL OF THE FEDERATION (DOF) ON DECEMBER 30, 2005, IT WAS RESOLVED TO TOTALLY REFORM THE AFORESAID BY-LAWS, INCLUDING THE TEXT OF ARTICLE FIRST, SO THE WORDING, HEREINAFTER, BE PHRASED AS FOLLOWS: "ARTICLE FIRST.- CORPORATE NAME: THE CORPORATE NAME IS "U.S. COMMERCIAL CORP.", WHICH, WHENEVER EMPLOYED SHALL ALWAYS BE FOLLOWED OF THE WORDS "SOCIEDAD ANÓNIMA BURSÁTIL DE CAPITAL VARIABLE" (PUBLICLY TRADED CORPORATION OF VARIABLE CAPITAL) OR OF ITS ACRONYM "S.A.B. DE C.V."

2. THE ADOPTION OF SEVERAL RESOLUTIONS DERIVING FROM THE REFORMS MADE TO THE BY-LAWS OR RELATED TO THEM WERE APPROVED, IN RELATION TO THE EXCHANGE OF STOCKS THAT IN DUE TIME MUST BE MADE, TO THE POWERS OF THE CORPORATION GRANTED PRIOR TO THE ASSEMBLY, TO THE OPERATION OF THE BOARD OF DIRECTORS UNDER ITS CURRENT STRUCTURE, TO THE OPERATION OF THE AUDITING COMMITTEE UNDER ITS CURRENT STRUCTURE, AND TO THE APPOINTMENTS OF THE EXAMINERS, PROPRIETOR AND SUBSTITUTE OF THE CORPORATION, LEFT WITHOUT EFFECT.

3. THE GENERAL DIRECTOR WAS AUTHORIZED TO FULFILL THE RESOLUTIONS ADOPTED BY THE ASSEMBLY AND SPECIAL DELEGATES WERE APPOINTED, IN ORDER TO UNDERTAKE, IN A GENERAL WAY, THE OFFICIAL FORMALITIES OF THE RESOLUTIONS ADOPTED BY THE ASSEMBLY.